

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2008

Mr. James Werth Longshore
Principal Executive and Financial Officer
Xtra-Gold Resources Corp.
c/o Nevada Corporate Services
1800 E. Sahara, Suite 107
Las Vegas NV 89104

> **Re:** **Xtra-Gold Resources Corp.**
> **Amendment No. 7 to Registration Statement on Form SB-2**
> **Filed February 12, 2008**
> **File No. 333-139037**

Dear Mr. Longshore:

We have reviewed your filing and response letter dated December 5, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 7 to Registration Statement on Form SB-2

General

1.   Please update your financial statements to include the annual period of December 31, 2007.

Engineering Comments

Access and Location, Page 37

2.   We note you report mineralized material as 216,800 ounces of gold. Mineralized
material or deposit is a mineralized body which has been delineated by
appropriate drilling and/or underground sampling to establish continuity and
support an estimate of tonnage and an average grade of the selected metal(s).
Under SEC standards, such a deposit does not qualify as a reserve until a
comprehensive evaluation, based upon unit costs, grade, recoveries, and other
factors concludes economic and legal feasibility. Mineralized material should
only be reported as an "in place" tonnage and grade, and should not be disclosed
as units of product, such as ounces of gold or pounds of copper, as these can be
confused with reserves. Please restate your mineralized material as a tonnage and
grade.

Soil/Rock Sampling results, page 46

3.   We note you have reported your sampling results as parts per billion. When
reporting the results of sampling and chemical analyses, please revise your
disclosure to address each of the following regarding mineralization of existing or
potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a
  measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample
  is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets.
  Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated
  based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comments. Please contact me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Cannarella
        J. Davis
        G. Schuler

        via facsimile
        Roxanne K. Beilly
        Schneider Weinberger & Beilly LLP
        (561) 362-9612